# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TreeHouse Foods, Inc., CIK 0001320695
CUSIP: 89469A104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,490,064; shared voting power 0; sole dispositive power 5,490,064; shared dispositive power 0; aggregate amount beneficially owned 5,490,064 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TreeHouse Foods, Inc.
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Comment:
This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the SEC on February 10, 2021 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 6 amends Items 2, 3, 5 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

JANA Partners Management, LP ("JANA" or the "Reporting Person") was previously a relying adviser of JANA Partners LLC, and from and after the effectiveness of its application for investment advisor registration, will replace JANA Partners LLC as the reporting person on all filings with respect to securities held in various accounts under its management and control. Accordingly, JANA is the reporting person on this filing and JANA Partners LLC is no longer a reporting person on this filing. The initial Schedule 13D filing was made under the CIK of JANA Partners LLC (CIK 0001159159).

## Item 2. Identity and Background
Name of person filing:
This statement is filed by JANA, a Delaware limited partnership.

JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the "JANA GP") is the general partner of JANA. Barry Rosenstein is the Founder of the JANA GP and JANA (the "JANA Principal").
Residence or business address: The principal business address of JANA, the JANA GP and the JANA Principal is 888 Seventh Avenue, 24th Floor, New York, NY 10106.
Present principal occupation or employment: The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA.
Criminal convictions in the last five years: None of the Reporting Person, the JANA GP, or the JANA Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Person, the JANA GP, or the JANA Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JANA is a limited partnership organized in Delaware. The JANA Principal is a citizen of the United States of America. The JANA GP is a limited liability company organized in Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 5,490,064 of the Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $211 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 50.5 million Shares outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 6, 2025.

As of the date hereof, JANA may be deemed to beneficially own 5,490,064 Shares, representing approximately 10.9% of the Shares outstanding. This includes 7,727 shares of restricted stock ("RSUs") granted to Mr. Ostfeld on April 24, 2025, for his service on the Board. Unless deferred, the RSUs vest and settle in stock or cash upon the earlier of the 12-month anniversary of the grant date or the Issuer's 2026 Annual Meeting. Mr. Ostfeld has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 5,490,064 Shares, which power is exercised by the JANA Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities. In addition, RSUs granted to Mr. Ostfeld for his service on the Board settled into Shares on April 24, 2025, and were reported in the Reporting Person's Form 4 filed on April 28, 2025.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The information disclosed in Item 5(a) is incorporated herein by reference.

Certain accounts under JANA's management and control have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 655,602 Shares (collectively representing economic exposure comparable to 1.3% of the Shares). The Derivative Agreements provide JANA with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are referenced in the Derivative Agreements (such Shares, the "Subject Shares"). JANA disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third-party financial institutions.

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (05/12/2025)